SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 20, 2007

CIMATRON LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 25, 2007

TO THE SHAREHOLDERS OF CIMATRON LTD.:

        You are cordially invited to attend the Annual General Meeting of Shareholders of Cimatron Ltd. (the “Company”) to be held at 10:00 A.M. (Israel time), on December 25, 2007, at the Company’s offices at 11 Gush Etzion Street, Givat Shmuel, Israel (the “Meeting”) for the following purposes:

1.	To reelect five directors to serve on the board of directors of the Company (the “Board of Directors”) in addition to the two external directors of the Company (the “External Directors”) who serve three year terms pursuant to the Israeli Companies Law – 1999 (the “Companies Law”) and who are not subject to reelection at this Meeting.

2.	To reappoint Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2007 and until the next annual shareholders’ meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

3.	To approve the extension of the Company’s directors’ and officers’ liability insurance policy.

4.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

        We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than twenty-four hours before the meeting.

        Shareholders of record at the close of business on November 16, 2007 will be entitled to notice of, and to vote at the meeting.

        Thank you for your cooperation.

Very truly yours, By Order of the Board of Directors Dan Haran President and Chief Executive Officer

        Date: November 21, 2007

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
December 25, 2007

        The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on December 25, 2007, at 10:00 A.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about November 21, 2007. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

        We will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

        Only holders of record of our ordinary shares at the close of business on November 16, 2007 are entitled to notice of, and to vote at, the Meeting. On November 16, 2007, 7,885,682 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution. However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

        The holders of 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until January 1, 2008 at 10:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

        A copy of our 2006 Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2006) is being furnished to Shareholders concurrently herewith.

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of November 16, 2007, the number of Ordinary Shares owned by (i) all of our shareholders known by us to own more than 5% of the our outstanding ordinary shares and (ii) all directors and officers as a group:

Name and Address	Number of Shares Owned	Percent of Shares

Koonras Technologies Ltd.
21 Ha'arba'ah St. Tel-Aviv, Israel	2,560,360	31.80%
DBSI. Investments Ltd.
85 Medinat Hayehudim St.
Herzliya, Israel	2,565,950	31.87%
All directors and executive officers as a group (11 persons)[1]	5,139,299	63.83%

1 Includes an aggregate of 5,126,310 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

PROPOSAL 1

ELECTION OF DIRECTORS

        Our board of directors has nominated the persons named below for re-election to our board of directors for a term of one year and until their respective successors are duly elected. The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. The following nominees who are currently our directors have advised us that they will continue to serve as directors if re-elected.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Rimon Ben-Shaoul	62	Rimon Ben-Shaoul has served since February 2001 as Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd. and as a Chairman or member of the boards of various companies of the Polar Investments Group. From June 1997 to February 2001 he served as President and Chief Executive Officer of Clal Industries and Investments Ltd. and served as a member of the board of Clal (Israel) Ltd. and on the board of several of its subsidiaries. From 1985 to June 1997, he served as President and Chief Executive Officer of Clal Insurance Company Ltd., as a member of its board and as Chairman or a member of the board of several of its subsidiaries. Mr. Ben-Shaoul holds a bachelor's degree in economics and a master's degree in business administration from Tel Aviv University.
Yossi Ben Shalom	52	Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR), from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor's degree in economics and a master's degree in business administration from Tel Aviv University.
Barak Dotan	39	Barak Dotan is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA), formerly CST and later managed private investments in high-tech and other areas. Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor's degree in computer science and business administration.
Kenny Lalo	49	Kenny Lalo has served since 2001 as Vice President of Koonras Technologies Ltd. and as a member of the board of several of its affiliates. Mr. Lalo has acted in the capacity of "of-counsel" to the law firm of Pearl, Cohen, Latzer, Zedek since 2001. From 1993 to 2001, he served as general counsel and later as Vice President of Clal Industries and Investments Ltd. and as a member of the board of several of its affiliates. From 1986 to 1992, Mr. Lalo was an attorney in Maryland, USA. Mr. Lalo holds an LL.B. from Tel Aviv University, an M.C.L. from Georgetown University and a master's degree in business administration from Northwestern University, Chicago.

David Golan	66	David Golan has been a director on our board since 1992 and is a former Chairman of the board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings' investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Clal Trading Ltd., a subsidiary of the IDB group. From 1992 to March 1997, he was Executive Vice President of Clal Trading. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master's degree in business administration from New York University.

The Board of Directors recommends that the shareholders vote FOR the reappointment of the above mentioned as directors.

The shareholders of the Company will be requested to adopt the following resolutions:

        “RESOLVED, to approve the appointment of Rimon Ben-Shaoul as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of Barak Dotan as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of Kenny Lalo as director of the Company for a term of one year and until his respective successor is duly elected.

        RESOLVED, to approve the appointment of David Golan as director of the Company for a term of one year and until his respective successor is duly elected.”

        Any shareholder communication regarding director nominees should be directed to Ilan Erez, Vice President of Finance and Chief Financial Officer, 11 Gush Etzion St., Givat Shmuel, Israel.

        Our articles of association specify that the number of directors on our board will be at least two but not more than fifteen.

PROPOSAL 2

RE-APPOINTMENT OF AUDITORS

        The Audit Committee of the Board of Directors and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2007 and for the period until the next annual shareholders meeting. The Audit Committee of our Board of Directors and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

        The fees paid to Brightman Almagor & Co. for the year 2006 audit services were $66,000 and for the year 2006 tax services were $0. In the year ending December 31, 2006 no other non-audit services were provided to us by Brightman Almagor.

        The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2007 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

        It is proposed that the following Resolution be adopted at the Meeting:

        “RESOLVED that the re-appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2007 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.”

PROPOSAL 3

EXTENSION OF THE COMPANY’S DIRECTORS’ AND OFFICERS’ LIABILITY
INSURANCE POLICY

        The Audit Committee of the Board of Directors and the Board of Directors have authorized the extension of the Company’s directors’ and officers’ liability insurance policy. The Audit Committee of our Board of Directors and the Board of Directors believe that such extension is appropriate and in the best interests of the Company and its shareholders. The coverage under the policy is $5 million, and the annual premium is in the amount of approximately $43,000.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the extension of the Company’s directors’ and officers’ liability insurance policy. Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

        The Board of Directors recommends that the shareholders vote FOR the extension of the Company’s directors’ and officers’ liability insurance policy.

        It is proposed that the following Resolution be adopted at the Meeting:

        “RESOLVED, to approve the extension of the Company’s directors’ and officers’ liability insurance policy.”

—————————————— By Order of the Board of Directors Dan Haran PRESIDENT & CHIEF EXECUTIVE OFFICER

Givat Shmuel, Israel
Date: November 21, 2007